Exhibit 99.1
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Note 1:

At the end of fiscal year ended June 30, 2003, Dr. Wood held 2,137,781 shares of Common Stock and an additional 159,375 shares of Common Stock were held by his wife, Julie Wood. In addition, Dr. Wood held options to purchase an additional 2,000,000 shares of the Company's common stock.

Dr. Wood acquired the following shares of common stock, par value $.001 per share, of Bioenvision, Inc. which he received either as a co-founder or as compensation for services rendered:

                                                            Transaction Code
                                                            ----------------

1.    January 8, 1999:  1,362,500 shares of Common Stock;          3
2.    Jaunuary 8, 1999:  368,750 shares of Common Stock;           3
3.    February 4, 2000:  91,062 shares of Common Stock;            4, 5
4.    February 4, 2000:  259,812 shares of Common Stock;           4, 5
5.    May 31, 2002:  146,719 shares of Common Stock;               4, 5
6.    June 8, 2002:  91,062 shares of Common Stock; and            4, 5
7.    January 8, 1999:  159,375 shares of Common
      Stock to Julie Wood                                          3

Dr. Wood disclaims beneficial ownership of the 159,375 shares of Common Stock owned by his wife, Julie Wood.


Note 2:

The Company granted options to purchase 1,500,000 shares of Common Stock to Dr. Wood on April 30, 2001 and, in connection with his employment agreement, dated December 31, 2002, the Company granted options to purchase 500,000 shares of Common Stock vesting ratably and annually over the succeeding three-year period.